Via Facsimile and U.S. Mail
Mail Stop 4720   August 25, 2009

Mr. Patrick C. Regan
Group Chief Operating Officer and
Group Chief Financial Officer
Willis Group Holdings Limited
c/o Willis Group Limited
51 Lime Street
London EC3M 7DQ, England

Re: Willis Group Holdings Limited
        Form 10-K for the fiscal year ended December 31, 2008
        Definitive Proxy statement filed March 13, 2009
        File No. 001-16503

Dear Mr. Regan:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director